1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ALEXANDER C. KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct

February 5, 2025

Mr. David Manion

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Portman Ridge Finance Corporation

Registration Statement of Form N-2 (File No. 333-283443)

Dear Mr. Manion:

On behalf of Portman Ridge Finance Corporation, a Delaware corporation (the “Company”), we hereby respond to the comments you provided to me and Brendan Powell of Dechert LLP during a telephonic discussion on December 13, 2024 with respect to your review of the Company’s registration statement of Form N-2 (the “N-2 Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 25, 2024. The Company has considered your comments and has authorized us, on its behalf, to make the responses discussed below.

Set forth below are the comments of the SEC staff (the “Staff”) along with our responses to, or any supplemental explanations of, such comments, as requested. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the N-2 Registration Statement.

1.

Comment: In “Prospectus Summary” section of the N-2 Registration Statement, the disclosure indicates that the Company is “non-diversified.” Pursuant to comments by the Staff and acknowledged by the Fund in a response letter dated October 21, 2024, please revise to indicate that the Company is operating as a diversified fund.

Response: The Company confirms that it has received approval to operate as a non-diversified company, as defined by the 1940 Act. Accordingly, the Company respectfully declines to make any changes in response to this comment.

February 5, 2025 Page 2

2.

Comment: For any information that is incorporated by reference into the N-2 Registration Statement from another filing on EDGAR, please include an active hyperlink to the EDGAR filing in accordance with Rule 411 under the Securities Act of 1933.

Response: The Company will revise the disclosure accordingly.

3.

Comment: In fee table in the “Fees and Expenses” section of the N-2 Registration Statement, the interest expense ratio Fee Table (11.5%) is higher than the expense in the Form 10-Q for the quarter ended September 30, 2024 (10.71%). Please supplementally explain this difference and confirm that the difference is not material or include an updated fee table.

Response: The Company has revised the disclosure to include an updated fee table.

4.

Comment: On Page 29 of the N-2 Registration Statement, Footnote 4 under “Portfolio Companies” states the following: “The aggregate cost of investments for federal income tax purposes is approximately $514.2 million. The aggregate gross unrealized appreciation is approximately $32.2 million, the aggregate gross unrealized depreciation is approximately $2.8 million, and the net unrealized depreciation is approximately $29.4 million.” Please revise disclose to indicate there is a net unrealized appreciation.

Response: The Company will revise the disclosure accordingly.

*  *  *  *  *

Should you have any questions regarding this letter, please contact me at (202) 261-3402.

Sincerely,

/s/ Alexander C. Karampatsos

Alexander C. Karampatsos